Exhibit 99.1
Huddleston & Co., Inc.
Petroleum and Geological Engineers
1221 McKinney, Suite 3700
Houston, Texas 77010
_________

PHONE (713) 209-1100 FAX (713) 752-0828

January 22, 2014

Callon Petroleum Company
200 North Canal Street
Natchez, Mississippi 39120

Re:    Callon Petroleum Company
Estimated Future Reserves and Revenues
As of December 31, 2013

Gentlemen:

Pursuant to your request, we have estimated oil and natural gas reserves and projected revenues for all properties owned by Callon Petroleum Company. It is our understanding that the Proved reserves estimates shown herein constitute all of the Proved reserves owned by Callon. The active properties are located in Borden, Crockett, Ector, Midland, Reagan and Upton Counties, Texas. There are inactive properties remaining to be abandoned which are located in Federal waters of the Gulf of Mexico.

Our conclusions, as of December 31, 2013, follow:

	Net to Callon Petroleum Company*
	Proved Developed		Proved	Total
Constant Product Prices	Producing	Nonproducing	Undeveloped	Proved

Estimated Future Net Oil/Cond., Mbbl	4,840.9	1,120.6	5,938.0	11,899.4
Estimated Future Net (Sales) Gas, MMcf	7,781.0	1,277.3	8,692.2	17,750.6

Estimated Future Gross Revenue, $M	487,483.7	110,174.3	595,656.1	1,193,314.0
Estimated Future Operating Expenses, $M	182,262.3	20,299.3	82,207.7	284,769.4
Estimated Future Production Taxes, $M	23,623.6	5,259.7	28,813.6	57,696.8
Estimated Future Capital Costs, $M	4,847.4	17,766.0	147,691.8	170,305.1
Estimated Future Net Revenue (“FNR”), $M	276,750.4	66,849.3	336,943.0	680,542.6
Estimated FNR Discounted at 10%, $M	173,466.1	29,607.6	98,070.0	301,143.7

Projected Revenues by Year - Constant Product Prices, $M

2014	62,307.3	5,860.7	(53,180.6)	14,987.5
2015	33,002.5	6,120.5	2,867.7	41,990.7
2016	23,972.4	5,153.6	39,888.2	69,014.2
Thereafter	157,468.2	49,714.5	347,367.7	554,550.2
Total	276,750.4	66,849.3	336,943.0	680,542.6

Estimated 2014 Production

Oil/Cond., Mbbl	802.2	201.6	250.5	1,254.2
Gas (Sales), MMcf	1,229.4	219.1	378.9	1,827.5
*Numbers subject to rounding.

Report Preparation
Purpose of Report - The purpose of this report is to provide the management of Callon with a projection of future reserves and revenues for an assessment of oil and gas properties owned by Callon for inclusion in their public filings. The Proved reserve and revenue projections shown herein have been prepared in accordance with Securities and Exchange Commission (“SEC”) requirements for reporting purposes as described below.
Reporting Requirements - SEC Regulation S‑K, Item 102, and Regulation S‑X, Rule 4‑10, require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations were revised by the SEC effective for filings beginning January 1, 2010. The revised regulations provide for certain changes in Proved reserve definitions, add definitions for Probable and Possible reserves, and require that revenues associated with Proved reserves be reported on the basis of the average of the preceding 12‑month, first-of-month product prices. Revenues are to be discounted at 10%, consistent with that required in prior years.
The Proved reserves included herein under "Constant Product Prices" have been prepared in accordance with the methodologies specified under SEC and Financial Accounting Standards Board guidelines.
Standards of Practice - This report has been prepared in accordance with our understanding of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information as promulgated by the Society of Petroleum Engineers and the Guidelines for Application of the Definitions for Oil and Gas Reserves prepared by the Society of Petroleum Evaluation Engineers. However, the projected reserves have been prepared with consideration for reserve classification definitions specified by the SEC that do not necessarily conform to definitions promulgated by the Society of Petroleum Engineers and the World Petroleum Congress.
Economic Limits - In some cases the projections have been prepared with consideration for overall field production, resulting in negative cash flow projections for certain properties. In our opinion, the projections shown herein properly reflect the expected operations. The projections include consideration for abandonment costs, resulting in negative future revenues and discounted revenues.
Cash Flow Projections - The cash flow projections were run on the aries computer program utilizing Callon's computer facilities. However, Huddleston & Co., Inc., supplied all of the input parameters for the reserve projections.
Cash Flow Presentation - The gross and net reserve volume columns in the cash flow projections have been separated into three different columns: oil (Mbbl), produced gas (MMcf), and sales gas (MMcf). Product prices, net revenues before taxes, and severance taxes are shown separately for each product.
Reserve Estimates
Extrapolation of performance history was utilized for projecting future recoverable reserves for the producing properties where sufficient history was available to suggest performance trends. The projections for the remaining producing properties were necessarily based on analogy to nearby producing completions. Reserves assigned to nonproducing zones and undeveloped locations were projected on the basis of analogy to nearby production. All of the subject properties are located within the Permian Basin of West Texas.
Approximately 58% of the future net revenues discounted at 10% are included in the Proved Developed Producing category. The remaining 42% of discounted net revenues are included in the Nonproducing and Undeveloped classifications. However, only 41% of estimated future reserves (on an equivalent barrel basis) were included in the Producing category. Reserve estimates for those properties in the Nonproducing and Undeveloped categories will be subject to a significantly greater level of variation than estimates for producing properties exhibiting established decline trends.
We have utilized certain geologic and engineering data furnished by Callon. However, in all cases we have exercised the final judgments for the estimated reserves and future schedules of production.
In our opinion the assumptions, data, methodologies and analytical procedures used in this report are appropriate for SEC reporting purposes. We have used the methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.

Gas Volumes - Gas volumes are reported at the prevailing pressure base of the state in which the reserves are located and at 60 degrees Fahrenheit. The projections reflect gas streams for production gas and sales gas. The difference between the two is intended to reflect fuel and lease usage.
Property Discussion
Property Sales - During 2013, Callon divested essentially all of its ownership in properties located in the Gulf of Mexico and Louisiana. The only remaining such properties are Mobile 864 and High Island A-494, which have no scheduled remaining reserves. The cash flow projections reflect estimated plugging liabilities. In aggregate the properties sold during 2013 represented approximately 33% of oil reserves and 27.5% of gas reserves shown in our report as of December 31, 2012.
In 2009 Callon acquired ownership in four West Texas fields: Block 5, Carpe Diem, East Bloxom, and Kayleigh, located in Crockett, Midland, Upton, and Ector Counties, respectively. The subject properties are located within the Wolfberry trend. During 2011, the Pecan Acres Tract was acquired and in 2012 the Taylor Draw property was acquired. Properties added during 2013 include Garrison Draw and Borden Fields. On an overall basis the properties include 131 producing wells, 4 wells to be completed, 4 recompletions, and 41 undeveloped locations. Development activity during 2013 resulted in the addition of 17 vertical completions, 15 horizontal completions, and 4 horizontal wells that are to be completed.
The results of horizontal drilling operations during 2013 resulted in Callon’s decision to focus on horizontal development in all of the fields with the exception of Pecan Acres. We have therefore eliminated all future vertical undeveloped locations from the report with the exception of those shown for Pecan Acres. It is noted that multi-level horizontal development in East Bloxom and Carpe Diem is expected to recover reserves that were previously projected to be recovered from vertical wells in a more capital efficient manner.
Reserve assignments for the producing completions were assigned on the basis of the extrapolation of performance data. Analogy was considered in determining hyperbolic exponents for the estimation of future reserves for those completions that did not have sufficient production history to definitively project the proper decline profile. Reserves for the undeveloped locations were projected on the basis of analogy to existing completions. In all cases, the undeveloped locations are direct offsets to existing completions.
Product Prices
As we understand the SEC requirements issued on January 14, 2009, oil and gas prices utilized to determine the Standardized Measure of discounted cash flows should be based on the trailing twelve-month average of the first-of-the-month prices. The estimated revenues shown herein reflect the actual average of first-of-the-month prices received by Callon on a property by property basis which conform with benchmark prices of $96.78 per barrel for West Texas Intermediate, and Henry Hub gas of $3.67 per MMBtu. All prices were held constant over the producing life of the properties. The projected prices for both oil and gas were based on our understanding of SEC requirements.
Gas prices have been adjusted to reflect the Btu content, transportation charges, and other fees specific to the individual properties. Gas prices for certain properties include consideration for processing arrangements and the price shown herein has been adjusted to reflect such arrangements in comparison to produced gas volumes. On an overall basis, the wellhead gas prices utilized herein are approximately 4.4% lower than the values utilized as of December 31, 2012. Market level gas prices are subject to a significant level of variation depending on location and marketing considerations specific to the individual properties. In our opinion, it is likely that there will be a substantial degree of variation in prices in the future. Spot prices for natural gas have experienced a large degree of volatility during recent years, which can be attributed to seasonal demands and other market considerations.
The projected oil prices for individual properties have been adjusted to reflect all wellhead deductions and premiums on a property by property basis, including transportation costs, location differentials, and crude quality. The weighted average wellhead prices shown herein are approximately 2.9% higher than those utilized for our report prepared as of December 31, 2012, which has had a limited impact on estimated future revenues and in some cases has marginally affected economically recoverable reserves. Variations in oil prices are the result of changes in market conditions and future prices are likely to be affected by a variety of factors including OPEC actions, political and market considerations, and overall economic conditions.

It is noted that the redistribution of the property base resulting from the sale of the Louisiana and offshore properties materially affected comparisons to benchmark prices. The variations in pricing from previous years is intended to reflect the impact to Texas properties only.
All deductions and premiums to individual oil and gas prices were held constant over the life of the properties. Variations in future product prices may materially affect actual revenues in comparison to the projections shown herein.
Product price hedges, if any, were not considered for the purposes of this report.
A comparison of the average product prices, weighted as a composite for all Proved properties, follows:

	2014	Maximum	Average Over Life
Oil, $/bbl	92.20	92.20	92.16
Gas, $/Mcf	5.40	5.50	5.45

Operating Expenses
Operating costs have been scheduled in accordance with an analysis prepared by Callon. The projections reflect three components of costs: fixed costs applied on a well by well basis, variable well costs, and facilities costs scheduled on a total field basis. We have reviewed the analysis prepared by Callon and the scheduled costs and believe that the projections are reasonable with consideration for the character of the properties and the level of operations required. Severance and ad valorem taxes were calculated at the rates applicable to each property and have been deducted from the cash flow. Operating costs were held constant over the economic life of the properties.
The projections exclude consideration for COPAS overhead charges for those properties operated by Callon.
Capital Costs
Capital costs necessary to perform recompletions and to drill new wells were supplied by Callon. We have generally reviewed the projected expenditures and they are consistent with our perception of current costs necessary to perform the intended operations. Capital costs were held constant over the life of the properties. The capital expenditures have been based on 2013 levels and exclude any anticipated savings until such time that such savings are actually realized.
Other Considerations
Additional Costs - Costs were not deducted for depletion, depreciation, and/or amortization. Consideration has also been excluded for federal and/or state income taxes, if any.
Abandonment costs for all properties were included in the projections where Callon has determined the total cost associated with abandoning the wells and facilities will exceed salvage value. The projections reflect a total of $14.980 million in abandonment costs.
Additional Potential Values - Values were not assigned to nonproducing acreage or to acreage held by production, if any.
Context - The estimated reserves and revenues shown herein should be considered on an overall basis and estimates for individual properties should not be taken out of context with the total or overall projections.
Development - Callon has assured us of its intent and ability to proceed with the development activities included in this report and that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter these plans.
Data Sources - Essentially all data was furnished by Callon, including production statistics, product prices, operating costs, ownership, and basic well information. In some cases we have considered information from our files or data from publically available sources. We have accepted the data as represented. Production statistics for the significant Callon-operated properties and for several of the other more significant properties were available through December 2013.

We retain in our files plotted production histories for all properties and certain other information that we believe pertinent. We have not inspected the properties evaluated in this report nor have we conducted independent well tests.
Report Qualifications
THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR INDIVIDUAL PROPERTIES OR ON A TOTAL PROPERTY BASIS.
Reserve estimates are inherently uncertain. The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the resulting revenues and the related costs could be more or less than the estimated amounts. As a result of governmental regulations and policies and uncertainties in supply and demand, the sales rates, the prices received for produced reserves, the ability to recover the reserves, and the costs incurred in recovering such reserves may vary from the assumptions made in the preparation of this report. Estimates of reserves may increase or decrease as a result of future operations, market conditions, and/or changes in governmental regulations or policies.

Respectfully submitted,
Peter D. Huddleston, P.E.
Texas Registered Engineering Firm F-1024
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